UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October, 2022

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant's name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 3, 2022, Relief Therapeutics Holding SA (the “Company”) issued a press release entitled “Acer Therapeutics and Relief Therapeutics Announce Receipt of Notice of Allowance of US Patent Application Covering a Kit Comprising Phenylbutyrate and Sodium Benzoate,” a copy of which press release is attached to this Form 6-K as Exhibit 99.1.

On October 6, 2022, the Company issued a press release entitled “Relief Announces Exclusive Distributor for PKU GOLIKE® in the U.S.,” a copy of which press release is attached to this Form 6-K as Exhibit 99.2.

On October 10, 2022, the Company issued a press release entitled “Relief Announces U.S. Launch of PKU GOLIKE®,” a copy of which press release is attached to this Form 6-K as Exhibit 99.3.

On October 14, 2022, the Company issued a press release entitled “Relief Therapeutics Announces Promotion of Paolo Galfetti to Chief Operating Officer”, a copy of which press release is attached to this Form 6-K as Exhibit 99.4.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated October 3, 2022.
99.2	Press Release dated October 6, 2022.
99.3	Press Release dated October 10, 2022.
99.4	Press Release dated October 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jack Weinstein

Jack Weinstein

Chief Financial Officer

Dated: October 14, 2022